Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, OH 43551-2999
+1 567 336 5000 tel
+1 567 336 8262 fax
www.o-i.com

April 29, 2016

VIA EDGAR TRANSMISSION

John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Owens-Illinois, Inc.

Form 10-K for the Year Ended December 31, 2014

Filed February 11, 2015

Response Dated December 21, 2015

File No. 1-9576

Dear Mr. Cash:

This letter is in response to the letter of the staff of the Division of Corporate Finance (the “Staff”) dated April 15, 2016, with respect to the above-referenced Annual Report on Form 10-K. The Staff previously issued comment letters dated June 8, 2015, August 14, 2015 and October 9, 2015, and the Company responded to each of the Staff’s comment letters with letters dated July 7, 2015, September 14, 2015 and December 21, 2015. The Staff’s comments from its letter dated April 15, 2016 are set forth below in bold, followed by the Company’s response to each comment.

Please note that where referenced, the “Company” refers to Owens-Illinois, Inc.

Owens-Illinois, Inc. Form 10-K for the Year Ended December 31, 2014

Consolidated Financial Statements

13. Contingencies, page 86

1.  In your response letter dated December 21, 2015, you indicate that historically you were able to reasonably estimate probable losses for asbestos claims not yet asserted for a

John Cash

Securities and Exchange Commission

April 28, 2016

period of three years and, beginning in 2015, for a period of four years. You also stated that you are “not concluding that losses beyond these time periods will be zero. Rather there is sufficient unpredictability….impacting the number and nature of claims as well as the average cost that the Company has not been able to reasonably estimate what probable losses beyond such time period will be”. We note the following:

•                  ASC 450 does not provide bright lines with regard to time horizons in which ASC 450 judgments should be considered and applied. Therefore, we do not believe there is a conceptual basis for limiting an ASC 450 assessment to a certain time horizon. We believe your ASC 450 assessment should consider all claims without limitation to a specific time period. It is unclear how the ASC 450 assessment was considered for periods outside of the three or four year time horizons.

•                  Based on your assertion that losses beyond the three and four year time horizons are not zero, we would expect that conditions to record a liability would be met for at least a minimum amount within a range.

Please reconsider the factors included in the ASC 450 implementation guidance and illustrations, without limiting the analysis to a subset of the population of claims not yet asserted, in determining your asbestos-related liability and related disclosures, and make adjustments as necessary.

Response:

In response to the Staff’s comment, the Company has reconsidered the factors included in the ASC 450 implementation guidance and illustrations in determining its asbestos-related liability and related disclosures without limiting its analysis to a subset of the population of claims not yet asserted. The Company has made several adjustments to consider the probable losses for asbestos claims not yet asserted for periods outside of the three or four year time horizon, and has developed a new method for estimating its asbestos-related liability that incorporates actuarial inputs. The new method allows the Company to reasonably estimate total future claims, estimated disposition costs and estimated related legal costs.

The Company has concluded that its previous method for accruing probable losses for asbestos claims not yet asserted was not consistent with ASC 450 because it treated each annual period separately for purposes of estimating total future claims, estimated disposition costs and estimated related legal costs for its asbestos-related liability. In light of the foregoing, the Company has determined to amend its annual report on Form 10-K for the year ended December 31, 2015 to restate the financial statements contained therein to reflect the correction of this error and to make additional corresponding disclosures and changes therein (the “Form 10-K/A”).

Confirming its recent telephonic conversations with the Staff, in connection with the foregoing, the Company notes that it does not intend to restate and proposes to omit from the Form 10-K/A the selected consolidated financial data for each of the annual periods ended December 31, 2011 and 2012 derived from the audited consolidated financial statements of the Company for such periods contained in Item 6 “Selected Financial Data” of the Form 10-K/A. As the Company noted

John Cash

Securities and Exchange Commission

April 28, 2016

to the Staff on the Company’s recent telephone call, it is not practicable for the Company to restate this financial information without undue effort, in particular given the Company’s timeframe for completing work on the Form 10-K/A. Moreover, this selected financial data is included in the Company’s annual report on Form 10-K for the purpose of satisfying regulatory requirements of the SEC. The Company does not believe that this selected financial data is otherwise useful to the Company or to its investors.

2. Regardless of the results of the ASC 450 reassessment discussed in #1 above, you should consider the need to enhance the design of your existing process and internal controls so that all key factors and assumptions that affect the asbestos-related liability and disclosures are appropriately considered. We expect that reasonably designed internal controls would include consideration of the following factors and assumptions, among others, at the appropriate level of precision: (a) all potentially relevant years rather than a subset of years for estimating the asbestos-related liability, and (b) the effect of asbestos-litigation trends on your asbestos-liability estimation methodology. You should consider whether any necessary enhancements are evidence of previously unidentified control deficiencies that, individually or in combination with other deficiencies, could rise to the level of a material weakness. Please note that the assessment of the severity of control deficiencies should consider not only actual errors, but also the potential impact of the deficiency, and be conducted in accordance with guidance for evaluation of control deficiencies beginning on page 34 of SEC Release No. 33-8810 “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.” Please also consider the potential impact on disclosures of changes in your internal control over financial reporting, if any.

Response:

The Company has considered enhancements to the design of its existing process and internal controls, including the consideration of key factors and assumptions, as outlined in the Staff’s comment, that affect asbestos-related liability and disclosures. The Company has determined that the previously unidentified control deficiencies that led to the error in its financial statements constituted a material weakness in the Company’s Internal Control Over Financial Reporting. The Company intends to include disclosure concerning its determination in the Item 9A “Controls and Procedures” section of its Form 10-K/A as well as in any subsequent periodic reports, as appropriate.

3. We note that your estimate of your asbestos-related liability is based on significant management judgements and assumptions and may result in significant off-balance sheet exposure. Given the magnitude of the recorded liability and the potential for off-balance sheet exposure, please consider a fuller description of your critical accounting estimates which considers key judgments made to apply the ASC 450 factors such that changes in the recorded liability and the volatility of the assumptions can be more specifically explained. For example:

John Cash

Securities and Exchange Commission

April 28, 2016

•                  Explain why your estimates and assumptions bear risk of change. To this end, consider disclosing the information you evaluate as part of your legal review and the approach you apply to develop your estimates, including the potential impact on your accrual of changes in significant qualitative factors and material underlying quantitative assumptions, including changes in the number of estimated new claim filings, the time period over which claims may be asserted, average settlements per claim, and average costs per claim. Include quantification where possible.

•                  Explain the specific reasons for changes in estimates that materially impact the financial statements.

•                  Explain the basis for the significant assumptions you use in any sensitivity analysis you provide and address how the assumptions compare with both your historical experience and the broader approach you use to estimate your accrual.

Response:

The Company confirms that it will consider a fuller description of its critical accounting estimates and make any additional changes as appropriate in the Form 10-K/A as well as in any subsequent periodic reports, as appropriate.

*              *              *              *              *              *

Owens-Illinois, Inc. acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

At this point in our communications, the Company would welcome the opportunity to discuss any remaining issues with the Staff. Please contact Scott C. Herlihy at (202) 637-2277 of Latham & Watkins LLP if you would like to do so or if you have any further questions.

Very truly yours,

/s/ Jan A. Bertsch
Jan A. Bertsch
Senior Vice President and Chief Financial Officer

cc:           Lisa Etheredge, Staff Accountant

Anne McConnell, Staff Accountant

Scott C. Herlihy, Latham & Watkins LLP